Exhibit 99.1
DEBT COVENANT COMPLIANCE
AS OF OCTOBER 31, 2011

Adjusted EBITDA:

(in 000s)	LTM (i)	Q3 FY11	Q4 FY11	Q1 FY12	Q2 FY12
Net Income (Loss)	$5,119	$1,241	$388	$711	$2,779
Add Back:
Depreciation and Amortization	6,269	1,522	1,596	1,572	1,579
Income Tax Provision (Benefit)	3,265	1,058	(31)	100	2,138
Interest Charges	1,546	418	508	311	309
Non-Cash Charges (ii)	2,211	687	300	666	558
Adjusted EBITDA	$18,410	$4,926	$2,761	$3,360	$7,363
I. Consolidated Leverage Ratio
A. Total Long-Term Obligations and Notes Payable (iii)	$4,277
B. Adjusted EBITDA	$18,410
C. Consolidated Leverage Ratio (Line I.A / Line I.B)	0.23
Maximum Permitted	2.75x to 1
II. Consolidated Fixed Charge Coverage Ratio (i)
A. Adjusted EBITDA
1. Consolidated Net Income	$5,119
2. Consolidated Interest Charges	$1,546
3. Provision for income taxes	$3,265
4. Depreciation expenses	$5,813
5. Amortization expenses	$456
6. Non-recurring non-cash reductions of Consolidated Net Loss	$2,211
7. Adjusted EBITDA (Lines II.A.1 + 2 + 3 + 4 + 5 + 6)	$18,410
B. Cash payments for taxes	$1,470
C. Maintenance Capital Expenditures	$2,000
D. Consolidated Interest Charges (except non-cash interest)	$533
E. Current portion of other long term debt (iv)	$27
F. Consolidated Fixed Charge Coverage Ratio ((Line II.A.7 - Line II.B - Line II.C) / (Line II.D + Line II.E)	26.7
Minimum required	1.75x to 1
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Notes:

(i)	Last Twelve Months (Most Recent Four Fiscal Quarters)
(ii) Allowable add backs pursuant to Credit Facility Agreement

(iii)	Includes letters of credit of $1.8 million and excludes subordinated debt

(iv)	Represents current portion of other long-term debt as of October 31, 2011